SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                           WHG Bancshares Corporation
                           --------------------------
                                (Name of Issuer)

                                  Common Shares
                     ---------------------------------------
                         (Title of Class of Securities)

                                   928949 10 6
                                   -----------
                                 (CUSIP Number)


                                 Gary R. Dowell
                                 Janet M. Dowell
                                1720 Content Lane
                          Reisterstown, Maryland 21136
                                 (410) 833-9111
                  ---------------------------------------------
                 (Name, address and telephone number of persons
                authorized to receive notices and communications)

                                 April 12, 2001
             -------------------------------------------------------
             (Date of event which requires filing of this Statement)


     If the filing persons has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 pages)

CUSIP No.  928949 10 6               13D                       Page 2 of 7 Pages



1.       Names of reporting persons:

         Gary R. Dowell

2.       Check the appropriate box if a member of a group:

                  (a)      [   ]
                  (b)      [ X ]

3.       SEC use only:

4.       Sources of funds:  PF

5.       Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e):       [   ]

6.       Citizenship or place of organization:  United States

Number of         7.    Sole Voting Power: 51,300
shares
beneficially      8.    Shared Voting Power: 13,700
owned by
each              9.    Sole Dispositive Power: 51,300
reporting
person with      10.    Shared Dispositive Power: 13,700

11.      Aggregate amount beneficially owned by each reporting person:
         65,000

12.      Check box if the aggregate amount in Row 11 excludes certain shares:
         [   ]

13.      Percent of class represented by amount in Row 11: 5.06%

14.      Type of reporting person:  IN

CUSIP No.  928949 10 6               13D                       Page 3 of 7 Pages




1.       Names of reporting persons:

         Janet M. Dowell

2.       Check the appropriate box if a member of a group:

                  (a)      [   ]
                  (b)      [ X ]

3.       SEC use only:

4.       Sources of funds:  PF

5.       Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e):  [   ]

6.       Citizenship or place of organization:  United States

Number of         7.    Sole Voting Power: 0
shares
beneficially      8.    Shared Voting Power: 13,700
owned by
each              9.    Sole Dispositive Power: 0
reporting
person with      10.    Shared Dispositive Power: 13,700

11.      Aggregate amount beneficially owned by each reporting person:
         13,700

12.      Check box if the aggregate amount in Row 11 excludes certain shares:
         [  ]

13.      Percent of class represented by amount in Row 11: 1.07%

14.      Type of reporting person:  IN

CUSIP No.  928949 10 6               13D                       Page 4 of 7 Pages


Item 1.  Security and Issuer.

     This Schedule 13D is being filed jointly by Gary R. Dowell and Janet M. Dowell (collectively the "Reporting Persons").

     This Schedule 13D relates to the common stock of WHG Bancshares Corporation (the "Company" or the "Issuer") The address of the principal executive offices of the Company is 1505 York Road, Lutherville, Maryland 21093-5651.

Item 2.  Identity and Background.

     (a) The names of the Reporting Persons are Gary R. Dowell and Janet M. Dowell.
     (b) The residence address of the Reporting Persons is 1720 Content Lane, Reisterstown, Maryland 21136.
     (c) The Reporting Persons are investors.
     (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding ( excluding traffic violations or similar misdemeanors).
     (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) The Reporting Persons are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Persons purchased the 13,700 shares over which they share voting and dispositive power, with $126,347 in personal funds. Gary R. Dowell purchased 51,300 shares over which he has sole voting and dispositive power, with $455,531 in personal funds. The above figures include all commissions and fees.

Item 4.  Purpose of Transaction.

     The purpose of the acquisition of Common Stock of the Issuer is to profit from the appreciation in the market price of the Common Stock though the assertion of shareholder rights. The Reporting Persons expect to actively assert shareholder rights, in the manner described below, with the intent to influence the policies of the Issuer. The Reporting Persons plan to request to meet with representative of the Issuer's management and Board of Directors to hear and assess their plans and goals. The Reporting Persons do not believe the value of the Issuer's assets are adequately reflected in the current market price of the Issuer's Common Stock.

     The Reporting Persons believe that the Issuer can increase shareholder value, within a reasonable period of time, by making additional repurchases of its shares and/or selling the Issuer. The Reporting Persons also believe that the Issuer can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it. Further, the Reporting Persons believe that the Issuer should have its major shareholders sitting on its Board of Directors.

     The Reporting Persons intend to exercise their shareholder rights to influence the policies of the Issuer in this regard. The Reporting Persons may, without limitation seek to: (a) meet with Issuer's management and the Board of Directors; (b) demand the Issuer's shareholder list and communicate and discuss their views with other shareholders, including discussions

CUSIP No.  928949 10 6               13D                       Page 5 of 7 Pages

concerning the election of directors to the Board; (c) seek representation on the Issuer's Board; (d) demand the Issuer's Board of Directors meeting minutes;
(e) call a special meeting of the shareholders; (f) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action; (g) contact institutions, and/or agents of institutions, that may have an interest in acquiring the Issuer; (h) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer); (i) acquire additional shares; and/or (j) form an investment group for the purpose of acquiring the Issuer.

     The Reporting Persons may at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect to the Issuer's common stock. The reporting Persons may make future purchases of shares of common stock, including forming an investment group to acquire up to 100% of the common shares of the Issuer. The reporting Persons may dispose of any or all the shares of Common Stock held by them, although there are no current intentions to do so.

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Persons beneficially owned 65,000 shares of Issuer common stock as of the date of this statement, representing an aggregate of 5.06% of the Issuer's issued and outstanding common stock.

     (b) Gary R. Dowell has sole voting and dispositive power over 51,300 shares of the common stock of the Issuer. Gary R. Dowell and Janet M. Dowell share voting and dispositive power over 13,700 shares of the common stock of the Issuer.

     (c) During the past 60 days, Gary R. Dowell individually and the Reporting Persons together acquired beneficial ownership of the shares of common stock of the Issuer at the dates, price per share and total consideration paid set forth below.

                                     Number          Price
Date              Purchaser         of Shares       Per Share           Total Cost
----              ---------         ---------       ---------           ----------

 2/23/01              (1)              700           $11.00            $  7,700.00
 2/27/01              (1)              700            10.75               7,525.00
 2/28/01              (1)            1,000            10.75              10,750.00
 3/01/01              (1)            1,000            10.75              10,750.00
 3/01/01              (1)              900            10.75               9,675.00
 3/22/01              (1)              100            10.50               1,050.00
 3/23/01              (1)              100            10.50               1,050.00
 3/26/01              (1)              800            10.50               8,400.00
 3/30/01              (1)              400            10.50               4,200.00
 4/02/01              (1)              600            10.44               6,262.50
 4/04/01              (1)              400            10.44               4,175.00
 4/18/01              (2)            2,000            11.00              22,000.00
 4/18/01              (2)            2,300            11.19              25,737.00
                                    ------                             -----------

Total                               11,000                             $119,274.50
                                                                       -----------

-----------
(1)      Gary R. Dowell
(2)      Gary R. and Janet M. Dowell

     (d) No other person has the right to receive, or the power to direct the receipt of, dividends from, or proceeds from a sale of, shares beneficially owned by the Reporting Persons.

CUSIP No.  928949 10 6               13D                       Page 6 of 7 Pages

     (e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

     None

Item 7.  Material to be Filed as Exhibits.

     The following is filed as an exhibit to this statement:

     Exhibit 99.1 Joint Filing Agreement between Gary R. Dowell and Janet M. Dowell

CUSIP No.  928949 10 6               13D                       Page 7 of 7 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                              Date: April 20, 2001

                                              /s/ Gary R. Dowell
                                              ----------------------------------
                                              Gary R. Dowell


                                              /s/ Janet M. Dowell
                                              ----------------------------------
                                              Janet M. Dowell